July 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	David Edgar
Kathleen Collins

Re:	Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 16, 2023
File No. 000-49796

Dear Mr. Edgar and Ms. Collins:

Our firm represents Computer Programs and Systems, Inc. (the “Company”). On behalf of the Company, reference is made to the comment letter dated July 24, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission, containing comments on the above referenced filing. As discussed with Mr. Edgar via phone call on July 26, 2023, the Company respectfully requests an extension of an additional five (5) business days until August 14, 2023 to respond to the Comment Letter in order to provide sufficient time for the Company to incorporate any updated disclosures in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 and prepare the necessary response. Thank you for this courtesy.

Please contact the undersigned at (205) 254-1865 should you require any additional information regarding this matter.

Very truly yours,

/s/ Margaret J. Cornelius

Margaret J. Cornelius
Maynard Nexsen PC

cc:	Matt J. Chambless, Computer Programs and Systems, Inc.